As Filed with the Securities and Exchange
Commission on November 29, 2001                      Registration No. 333-59088


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------


                               Amendment No. 3 to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                                   ----------


                          INTERPLAY ENTERTAINMENT CORP.
             (Exact name of registrant as specified in its charter)

                 Delaware                            33-0102707
      (State or other jurisdiction of              (I.R.S. Employer
       incorporation or organization)             Identification No.)

                16815 Von Karman Avenue, Irvine, California 92606
                                 (949) 553-6655
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                   ----------


                                   Herve Caen
                          Interplay Entertainment Corp.
                             16815 Von Karman Avenue
                            Irvine, California 92606
                                 (949) 553-6655
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                    Copy to:
                              Murray Markiles, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                       2029 Century Park East, 24th Floor
                              Los Angeles, CA 90067
                                 (310) 728-3233


        Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]




        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    SUBJECT TO COMPLETION - NOVEMBER 29, 2001

PROSPECTUS

                          INTERPLAY ENTERTAINMENT CORP.

                        16,753,540 Shares of Common Stock
                               ($0.001 par value)

                                    ---------


        This prospectus relates to the offer and sale from time to time of up to 16,753,540 shares of our Common Stock that are held by the stockholders named in the "Selling Stockholders" section of this prospectus. The shares of our Common Stock offered pursuant to this prospectus were originally issued to the selling stockholders in connection with private placements of our shares and pursuant to the exercise of common stock purchase warrants issued to the selling stockholders in connection with such private placements. See the Form of Warrant filed as Exhibit 4.2 to the registration statement of which this prospectus is a part for more information about the warrants. See also the Form of Warrant for Roth Capital Partners, filed as Exhibit 4.4 to the registration statement of which this prospectus is a part.


        The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The stockholders whose shares are being registered will bear all selling and other expenses.


        Concurrent with the filing of the registration statement of which this prospectus is a part, we have filed Amendment No. 3 to our registration statement on Form S-3 (File No. 333-60272) relating to the offer and sale of up to 28,715,970 shares of our Common Stock. We previously filed Amendment No. 2 to our registration statement on Form S-3 (File No. 333-50252) relating to the offer and sale of up to 11,256,511 shares of our Common Stock. The aggregate number of shares being offered, assuming the effectiveness of each of our registration statements, is 56,726,021. The completion of this offering and the concurrent offerings do not depend on each other.

        Our Common Stock is traded on the Nasdaq National Market under the symbol "IPLY." On November 26, 2001, the last reported sale price of our Common Stock was $0.90 per share.

        See "Risk Factors" beginning on page 4 to read about the risks you should consider carefully before buying shares of our Common Stock.


                                    ---------



        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                    ---------

                The date of this Prospectus is __________, 2001.

                                TABLE OF CONTENTS

                                                                           Page
ABOUT INTERPLAY...............................................................2
RECENT DEVELOPMENTS IN OUR RELATIONSHIP WITH TITUS............................3
RISK FACTORS..................................................................4
WHERE YOU CAN FIND ADDITIONAL INFORMATION....................................19
USE OF PROCEEDS..............................................................20
SELLING STOCKHOLDERS.........................................................20
PLAN OF DISTRIBUTION.........................................................24
LEGAL MATTERS................................................................25
EXPERTS......................................................................25

SOME OF THE STATEMENTS CONTAINED IN THIS PROSPECTUS DISCUSS FUTURE EXPECTATIONS, CONTAIN PROJECTIONS OF RESULTS OF OPERATIONS OR FINANCIAL CONDITION OR STATE OTHER "FORWARD-LOOKING" INFORMATION. SUCH STATEMENTS CAN BE IDENTIFIED BY THE USE OF "FORWARD-LOOKING" TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "CONTINUE" OR OTHER SIMILAR WORDS. THESE STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" ON PAGE 4.


                                 ABOUT INTERPLAY

        Interplay Entertainment Corp. is a leading developer, publisher and distributor of interactive entertainment software for both core gamers and the mass market. We were incorporated in the State of California in 1982 and reincorporated in the State of Delaware in May 1998. We are most widely known for our titles in the action/arcade, adventure/role-playing games and strategy/puzzle categories. We have produced titles for many of the most popular interactive entertainment software platforms, and currently balance our development efforts by publishing interactive entertainment software for PCs and video game consoles such as the Sony PlayStation. We release products through Shiny Entertainment, Digital Mayhem, Black Isle Studios, East, our distribution partners and our wholly owned subsidiary Interplay OEM, Inc. We seek to publish interactive entertainment software titles that are, or have the potential to become, franchise software titles that can be leveraged across several releases and/or platforms, and we have published many such successful franchise titles to date. In addition, we secure licenses to use popular intellectual properties, such as Star Trek, Caesars Palace and Advanced Dungeons & Dragons, for incorporation into certain of our products. Our executive offices are located at 16815 Von Karman Avenue, Irvine, California 92606, and our telephone number is
(949) 553-6655.

                               RECENT DEVELOPMENTS
                         IN OUR RELATIONSHIP WITH TITUS

        Our largest stockholder, Titus Interactive, S.A., recently gained a majority of our stockholders' voting power, providing Titus with the ability to control the outcome of votes on proposals presented to our stockholders, as well as the ability to elect a majority of our directors. The events relating to Titus' gaining of majority voting power are as follows:

        On September 5, 2001, we entered into a Support Agreement with Titus providing for the nomination to our Board of Directors of a slate of six individuals mutually acceptable to Titus and us for election as directors at our 2001 annual meeting of stockholders, and designating Nathan Peck as our Chief Administrative Officer. Also on September 5, 2001, as part of the Support Agreement, three of our existing directors resigned and three new directors acceptable to Titus were appointed by the remaining directors to fill the three vacancies. As a consequence, from September 6, 2001 until the 2001 annual meeting, the Board of Directors consisted of five individuals nominated by Titus, and two directors previously nominated by management.

        On September 13, 2001, our Board of Directors established an Executive Committee, consisting of Herve Caen, our President, and Nathan Peck, to administer and oversee all aspects of our day-to-day operations, including, without limitation, (a) our relationship with lenders, including LaSalle Business Credit, Inc.; (b) relations with Europlay 1, LLC, consultants retained to effect our restructuring; (c) capital raising efforts; (d) our relationships with vendors and licensors; (e) management of employment of officers and employees; (f) retaining and managing outside professionals and consultants; and
(g) directing our management.

        Our 2001 annual meeting was held on September 18, 2001. At the annual meeting, the five Titus nominees, and one of the directors previously nominated by management, were elected to continue to serve as directors. We currently have one vacancy on our Board of Directors.

        The execution of the Support Agreement and the election to the Board of Directors of individuals designated by Titus were the culmination of our extensive negotiations with Titus that began in April 2001, following the termination our stockholder agreement with Titus. Upon termination of the stockholder agreement, Titus was no longer subject to restrictions on its ability to vote its shares of our securities, including in connection with the election of directors to our Board of Directors.

        On May 15, 2001, we entered into an agreement with Titus, Herve Caen, our President and an officer and director of Titus, and Brian Fargo, our Chief Executive Officer, to govern our conduct pending the election of successors to the members of our Board of Directors. In the May 15, 2001 agreement, we agreed, among other things, to fix June 19, 2001 as the record date for our 2001 annual meeting of stockholders and to hold the 2001 annual meeting no later than August 15, 2001. Herve Caen agreed not to call a special meeting of our stockholders for the purpose of electing directors before June 1, 2001.

        On July 2, 2001, pursuant to our Amended and Restated Bylaws, Titus nominated four individuals for election to our Board of Directors at the 2001 annual meeting. On July 16, 2001, Titus nominated a fifth individual for election to the Board of Directors.

        On July 13, 2001, Titus commenced litigation in the Delaware Court of Chancery seeking an order to require the Company to hold the 2001 annual meeting as called for by our May 15, 2001 agreement. As a consequence of this action, we entered into a Stipulation and Order with the court and Titus where we agreed, among other things, to set August 13, 2001 as the record date for the meeting, to deliver notice of the meeting to our stockholders on or before August 21, 2001, and to hold the meeting on September 18, 2001. On August 20, 2001, the Stipulation and Order was amended to allow us to deliver notice of the meeting by August 24, 2001.

        On August 13, 2001, Titus converted 336,070 of its shares of our Series A Preferred Stock into 6,679,306 shares of our Common Stock. Prior to the conversion, Titus owned 719,424 shares of Series A Preferred Stock, and continues to hold 383,354 shares of Series A Preferred Stock. As of the close of business on August 13, 2001, the record date of our 2001 annual meeting of stockholders, Titus held securities representing 51.5% of our outstanding voting stock. As a consequence, Titus had the ability to elect at least a majority of the directors of our Board of Directors at the 2001 annual meeting.

        We entered into the Support Agreement with Titus because of the inevitable change in the composition of the Board of Directors that would occur at the 2001 annual meeting, and to assist in the transition of representation on the Board in a manner that was in the best interests of the Company and its stockholders.

        We anticipate that the election of a new Board of Directors will result in changes in internal management policies and further changes to management as the Board continues to evaluate the performance of existing personnel and performs a thorough review of company operations. These changes could, in the short term, result in discontinuities in our business as our new management policies are implemented and new personnel are integrated into our operations.


                                  RISK FACTORS


        Our future operating results depend upon many factors and are subject to various risks and uncertainties. Some of the risks and uncertainties which may cause our operating results to vary from anticipated results or which may materially and adversely affect our operating results are as follows:


        WE CURRENTLY HAVE A NUMBER OF OBLIGATIONS THAT WE ARE UNABLE TO MEET WITHOUT GENERATING ADDITIONAL REVENUES OR RAISING ADDITIONAL CAPITAL. IF WE CANNOT GENERATE ADDITIONAL REVENUES OR RAISE ADDITIONAL CAPITAL IN THE NEAR FUTURE, WE MAY BECOME INSOLVENT AND OUR STOCK WOULD BECOME ILLIQUID OR WORTHLESS.


        As of September 30, 2001, our cash balance was approximately $2.2 million and our outstanding accounts payable and current debt totaled approximately $23.0 million. If we do not receive sufficient financing we may
(i) liquidate assets, (ii) seek or be forced into bankruptcy and/or (iii) continue operations, but incur material harm to our business, operations or financial condition. These measures could have a material adverse effect on our ability to continue as a going concern. Additionally, because of our financial condition, our Board of Directors has a duty to our creditors that may conflict with the interests of our stockholders. When a Delaware corporation is operating in the vicinity of insolvency, the Delaware courts have imposed upon the corporation's directors a fiduciary duty to the corporation's creditors. If we cannot obtain additional capital and become unable to pay our debts as they become due, our Board of Directors may be required to make decisions that favor the interests of creditors at the expense of our stockholders to fulfill its fiduciary duty. For instance, we may be required to preserve our assets to maximize the repayment of debts versus employing the assets to further grow our business and increase shareholder value.

        WE DEPEND, IN PART, ON EXTERNAL FINANCING TO FUND OUR CAPITAL NEEDS. IF WE ARE UNABLE TO OBTAIN SUFFICIENT FINANCING ON FAVORABLE TERMS, WE MAY NOT BE ABLE TO CONTINUE TO OPERATE OUR BUSINESS.


        Historically, our business has not generated revenues sufficient to create operating profits. To supplement our revenues, we have funded our capital requirements with debt and equity financing. Our ability to obtain additional equity or debt financing depends on a number of factors including our financial performance, the overall conditions in our industry, and our credit rating.

        If we cannot raise additional capital on favorable terms, we will have to reduce our costs by delaying, canceling, suspending or scaling back product development and marketing programs. We may also be forced to sell or consolidate operations. These measures could materially limit our ability to publish successful titles and may not decrease our costs enough to permit us to operate profitability, or at all.

        OUR STOCK PRICE MAY DECLINE SIGNIFICANTLY IF WE ARE DELISTED FROM THE NASDAQ NATIONAL MARKET.

        Our common stock currently is quoted on the Nasdaq National Market System. For continued inclusion on the Nasdaq National Market, we must meet certain tests, including a bid price of at least $1.00 and net tangible assets of at least $4 million. Although Nasdaq has suspended the bid price requirement until January 2, 2002, we would likely be subject to that requirement thereafter. We currently are not in compliance with either the net tangible assets requirement or the bid price requirement. Moreover, Nasdaq requires that we maintain an Audit Committee of our Board of Directors, composed of at least three independent directors. We currently do not meet the Audit Committee requirement.

        If we continue to fail to satisfy the listing standards on a continuous basis, Nasdaq may delist our common stock from its National Market System. If this occurs, trading of our common stock may be conducted on the Nasdaq SmallCap Market, if we qualify for listing at that time, in the over-the-counter market on the "pink sheets" or, if available, the NASD's "Electronic Bulletin Board." In any of those cases, investors could find it more difficult to buy or sell, or to obtain accurate quotations as to the value of our common stock. The trading price per share of our common stock likely would be reduced as a result.

        THE VARIABLE CONVERSION PRICE OF OUR SERIES A PREFERRED STOCK INCREASES OUR RISK OF BEING DELISTED FROM THE NASDAQ NATIONAL MARKET.

        The variable conversion price of our Series A Preferred Stock increases our risk of being delisted from the Nasdaq National Market in several ways (see "The variable conversion price of our Series A Preferred Stock could result in the issuance of a significant number of shares of our common stock if our stock price declines, which will have a dilutive impact on our stockholders"):

     o Thesubstantial number of shares that are potentially issuable upon conversion of the Series A Preferred Stock and the short selling that may occur as a result of the future priced nature of those shares increases the risk that our stock price will stay below Nasdaq's minimum bid price requirement.

     o If the returns on our Series A Preferred Stock are deemed "excessive" compared with those of public investors in our common stock, Nasdaq may deny inclusion or apply more stringent criteria to the continued listing of our common stock.

     o If Nasdaq determines that the past and prospective future issuances of common stock upon conversion by Titus of its Series A Preferred Stock constitutes a change in control of the Company or a change in its financial structure, we would need to satisfy all initial listing requirements as of that time, which currently we are unable to do.


        A SIGNIFICANT PERCENTAGE OF OUR REVENUES DEPEND ON OUR DISTRIBUTORS' DILIGENT SALES EFFORTS AND OUR DISTRIBUTORS' AND RETAIL CUSTOMERS' TIMELY PAYMENTS TO US.


        Since February 1999, Virgin has been the exclusive distributor for most of our products in Europe, the Commonwealth of Independent States, Africa and the Middle East. Our agreement with Virgin expires in February 2006. In August 2001, we entered into a Distribution Agreement with Vivendi Universal Interactive Publishing North America, or Vivendi, pursuant to which Vivendi will distribute substantially all our products in North America commencing in October 2001. Our agreement with Vivendi expires in December 2003, but may be extended with respect to certain named products.

        Virgin and Vivendi each have exclusive rights to distribute our products in substantial portions of the world. As a consequence, the distribution of our products by Virgin and Vivendi will generate a substantial majority of our revenues, and proceeds from Virgin and Vivendi from the distribution of our products will constitute a substantial majority of our operating cash flows. Therefore, our revenues and cash flows could fall significantly and our business and financial results could suffer material harm if:

     o either Virgin or Vivendi fails to deliver to us the full proceeds owed us from distribution of our products;

     o either Virgin or Vivendi fails to effectively distribute our products in their respective territories; or

     o either Virgin or Vivendi otherwise fails to perform under the distribution agreement.

        We typically sell to distributors and retailers on unsecured credit, with terms that vary depending upon the customer and the nature of the product. We confront the risk of non-payment from our customers, whether due to their financial inability to pay us, or otherwise. In addition, while we maintain a reserve for uncollectible receivables, the reserve may not be sufficient in every circumstance. As a result, a payment default by a significant customer could cause material harm to our business.

        THE TERMINATION OF OUR EXISTING CREDIT AGREEMENT HAS RESULTED IN A SUBSTANTIAL REDUCTION IN THE CASH AVAILABLE TO FINANCE OUR OPERATIONS.

        Pursuant to our credit agreement with LaSalle Business Credit Inc., or "LaSalle", entered into in April 2001, we agreed to certain covenants. We currently are not in compliance with some of those covenants. In October 2001, LaSalle notified us that the credit agreement was being terminated and we would no longer be able to continue to draw on the credit facility to fund future operations. We are currently negotiating with LaSalle the payment of the outstanding balance under the credit agreement, which is currently due and payable and is approximately $2.7 million on November 9, 2001. There can be no assurance that our discussions with LaSalle will result in a forbearance of amounts due. Because we depend on our credit agreement to fund our operations, LaSalle's termination of the credit agreement has significantly impeded our ability to fund our operations and has caused material harm to our business. We will need to enter into a new credit facility to fund our operations. There can be no assurance that we will be able to enter into a new credit agreement or that if we do enter into a new credit agreement, it will be on terms favorable to us.

        THE VARIABLE CONVERSION PRICE OF OUR SERIES A PREFERRED STOCK COULD RESULT IN THE ISSUANCE OF A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK IF OUR STOCK PRICE DECLINES, WHICH WILL HAVE A DILUTIVE IMPACT ON OUR STOCKHOLDERS.

        Titus Interactive S.A. may convert each share of its Series A Preferred Stock into a number of shares of our common stock determined by dividing $27.80 by the lesser of (i) $2.78 or (ii) 85 percent of the average closing price per share as reported by Nasdaq for the twenty trading days preceding the date of conversion. Consequently, the number of shares issuable to Titus upon conversion of its Series A Preferred Stock increase as our stock price declines.

        The table below sets forth the number of shares and the percentages of our common stock that Titus would own if Titus elected to convert its remaining 383,354 shares of Series A Preferred Stock. The share amounts and the percentages include, in addition to the shares of common stock Titus has the right to acquire upon conversion of its remaining Series A Preferred Stock, 19,474,761 shares of common stock already owned by Titus and 460,298 shares of common stock that Titus has the right to acquire upon exercise of warrants that currently are exercisable. The share amounts and percentages do not include any shares of common stock that Titus may elect to receive for accrued dividends on the Series A Preferred Stock at the time of its conversion to common stock. The share amounts and the percentages are based on the average closing price per share of the Company's common stock for the 20 trading days immediately preceding November 12, 2001, which was $0.61 per share, and on assumed average prices of $0.458, $0.305 and $0.153, which prices represent a 25%, 50% and 75% decline, respectively, in the November 12, 2001 average price. The percentages are also based on 44,985,708 shares of our common stock outstanding on November 12, 2001.

PERCENTAGE DECLINE IN                                          PERCENTAGE OF
  NOVEMBER 12, 2001          ASSUMED           SHARES OF        OUTSTANDING
    AVERAGE PRICE         AVERAGE PRICE      COMMON STOCK      COMMON STOCK
---------------------     -------------     -------------      ------------
          --                  $0.61          40,489,044             61.35%
         25%                  $0.46          47,340,372             64.98%
         50%                  $0.31          61,043,029             70.53%
         75%                  $0.15         101,882,319             79.97%

        TITUS INTERACTIVE SA CONTROLS A MAJORITY OF OUR VOTING STOCK AND CAN ELECT A MAJORITY OF OUR BOARD OF DIRECTORS AND PREVENT AN ACQUISITION OF THE COMPANY THAT IS FAVORABLE TO OUR OTHER STOCKHOLDERS.

        As of November 9, 2001, Titus owned approximately 52 percent of the total voting power of our capital stock. If Titus converted its remaining Series A Preferred Stock on November 9, 2001, Titus would own 61 percent of the total voting power of our capital stock. As a consequence, Titus can control substantially all matters requiring stockholder approval, including the election of directors, subject to our stockholders' cumulative voting rights, and the approval of mergers or other business combination transactions. Additionally, pursuant to the terms of our Series A Preferred Stock, Titus also has the ability to block approval of a merger or change in control that the other holders of our common stock may deem beneficial. At our 2001 annual stockholders meeting on September 18, 2001, Titus exercised its voting power to elect a majority of our Board of Directors.

Three of the 6 members of the Board are employees or directors of Titus, and Titus' Chief Executive Officer serves as our President.

        OUR LONG-TERM EXCLUSIVE DISTRIBUTION AGREEMENT WITH VIRGIN INTERACTIVE ENTERTAINMENT LIMITED MAY DISCOURAGE POTENTIAL ACQUIRERS FROM ACQUIRING US.

        Pursuant to the settlement agreement we entered into with Titus, Virgin Interactive Entertainment Limited, or Virgin, and their affiliate on April 11, 2001, during the seven-year term of our February 1999 distribution agreement with Virgin, we agreed not to sell, license our publishing rights, or enter into any agreement to either sell or license our publishing rights with respect to any products covered by the distribution agreement in the territory covered by the distribution agreement, with the exception of two qualified sales each year. The restrictions on sales and licensing of publishing rights until 2006 may discourage potential acquirers from entering into an acquisition transaction with us, or may cause potential acquirers to demand terms that are less favorable to our stockholders.

        In addition, we cannot terminate the distribution agreement without incurring penalties of a minimum of $10 million, subject to substantial increases pursuant to the terms of the distribution agreement, which also may discourage potential acquirers that already have their own distribution capabilities in territories covered by the distribution agreement.

        A CHANGE OF CONTROL MAY CAUSE THE TERMINATION OF SOME OF OUR MATERIAL CONTRACTS WITH OUR LICENSORS AND DISTRIBUTORS.

        Some of our license, development and distribution agreements contain provisions that allow the other party to terminate the agreement upon a change in control of the Company. Titus recently converted a portion of their preferred stock into common stock, which as of November 9, 2001 gave Titus 52% of our total voting power. At our 2001 annual stockholders meeting on September 18, 2001, Titus exercised its voting power to elect a majority of our Board of Directors. Some of our third-party developers and licensors may assert that these events constitute a change in control of the Company and attempt to terminate their respective agreements with us. In particular, our license for "the Matrix" allows for the licensor to terminate the license if there is a substantial change of ownership or control without their approval. The loss of the Matrix license would materially harm our projected operating results and financial condition.


        THE UNPREDICTABILITY OF OUR QUARTERLY RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

        Our operating results have fluctuated in the past and may fluctuate in the future due to several factors, some of which are beyond our control. These factors include:

     o    demand for our products and our competitors' products;

     o the size and rate of growth of the market for interactive entertainment software;

     o    changes in personal computer and video game console platforms;

     o the timing of announcements of new products by us and our competitors and the number of new products and product enhancements released by us and our competitors;

     o    changes in our product mix;

     o    the number of our products that are returned; and

     o the level of our international and original equipment manufacturer royalty and licensing net revenues.

        Many factors make it difficult to accurately predict the quarter in which we will ship our products. Some of these factors include:

     o the uncertainties associated with the interactive entertainment software development process;

     o    approvals required from content and technology licensors; and

     o the timing of the release and market penetration of new game hardware platforms.

        It is likely that in some future periods our operating results will not meet the expectations of the public or of public market analysts. Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause securities analysts and investors to revalue our stock and this may cause fluctuations in our stock price.

        THERE ARE HIGH FIXED COSTS TO DEVELOPING OUR PRODUCTS. IF OUR REVENUES DECLINE BECAUSE OF DELAYS IN THE INTRODUCTION OF OUR PRODUCTS, OR IF THERE ARE SIGNIFICANT DEFECTS OR DISSATISFACTION WITH OUR PRODUCTS, OUR BUSINESS COULD BE HARMED.


        We have incurred significant net losses in recent periods, including a net loss of $41.4 million in the nine months ended September 30, 2001, $12.1 million during 2000 and $41.7 million during 1999. Our losses stem partly from the significant costs we incur to develop our entertainment software products. Moreover, a significant portion of our operating expenses is relatively fixed, with planned expenditures based largely on sales forecasts. At the same time, most of our products have a relatively short life cycle and sell for a limited period of time after their initial release, usually less than one year.


        Relatively fixed costs and short windows in which to earn revenues mean that sales of new products are important in enabling us to recover our development costs, to fund operations and to replace declining net revenues from older products. Our failure to accurately assess the commercial success of our new products, and our delays in releasing new products, could reduce our net revenues and our ability to recoup development and operational costs.



        OUR GROWING DEPENDENCE ON REVENUES FROM GAME CONSOLE SOFTWARE PRODUCTS INCREASES OUR EXPOSURE TO SEASONAL FLUCTUATIONS IN THE PURCHASES OF GAME CONSOLES.


        The interactive entertainment software industry is highly seasonal, with the highest levels of consumer demand occurring during the year-end holiday buying season. As a result, our net revenues, gross profits and operating income have historically been highest during the second half of the year. The impact of this seasonality will increase as we rely more heavily on game console net revenues in the future. Moreover, delays in game console software products largely depend on the timeliness of introduction of game console platforms by the manufacturers of those platforms, such as Microsoft and Nintendo. The introduction by a manufacturer of a new game platform too late in the holiday buying season could result in a substantial loss of revenues by us. Seasonal fluctuations in revenues from game console products may cause material harm to our business and financial results.


        IF OUR PRODUCTS DO NOT ACHIEVE BROAD MARKET ACCEPTANCE, OUR BUSINESS COULD BE HARMED SIGNIFICANTLY.

        Consumer preferences for interactive entertainment software are always changing and are extremely difficult to predict. Historically, few interactive entertainment software products have achieved continued market acceptance. Instead, a limited number of releases have become "hits" and have accounted for a substantial portion of revenues in our industry. Further, publishers with a history of producing hit titles have enjoyed a significant marketing advantage because of their heightened brand recognition and consumer loyalty. We expect the importance of introducing hit titles to increase in the future. We cannot assure you that our new products will achieve significant market acceptance, or that we will be able to sustain this acceptance for a significant length of time if we achieve it.


        We believe that our future revenue will continue to depend on the successful production of hit titles on a continuous basis. Because we introduce a relatively limited number of new products in a given period, the failure of one or more of these products to achieve market acceptance could cause material harm to our business. Further, if our products do not achieve market acceptance, we could be forced to accept substantial product returns or grant significant pricing concessions to maintain our relationship with retailers and our access to distribution channels. If we are forced to accept significant product returns or grant significant pricing concessions, our business and financial results could suffer material harm.




        OUR RELIANCE ON THIRD PARTY SOFTWARE DEVELOPERS SUBJECTS US TO THE RISKS THAT THESE DEVELOPERS WILL NOT SUPPLY US IN A TIMELY MANNER WITH HIGH QUALITY PRODUCTS OR ON ACCEPTABLE TERMS.

        Third party interactive entertainment software developers, such as Bioware Corp. and Planet Moon Studios develop many of our software products. Since we depend on these developers in the aggregate, we remain subject to the following risks:


     o limited financial resources may force developers out of business prior to their completion of projects for us or require us to fund additional costs; and

     o the possibility that developers could demand that we renegotiate our arrangements with them to include new terms less favorable to us.

        Increased competition for skilled third party software developers also has compelled us to agree to make advance payments on royalties and to guarantee minimum royalty payments to intellectual property licensors and game developers. Moreover, if the products subject to these arrangements, are not delivered timely, or with acceptable quality, or do not generate sufficient sales volumes to recover these royalty advances and guaranteed payments, we would have to write-off unrecovered portions of these payments, which could cause material harm to our business and financial results.

        IF WE FAIL TO ANTICIPATE CHANGES IN VIDEO GAME PLATFORMS AND TECHNOLOGY, OUR BUSINESS MAY BE HARMED.

        The interactive entertainment software industry is subject to rapid technological change. New technologies could render our current products or products in development obsolete or unmarketable. Some of these new technologies include:

     o    operating systems such as Microsoft Windows 2000;

     o    technologies that support games with multi-player and online features;

     o new media formats such as online delivery and digital video disks, or DVDs; and

     o recent releases or planned releases in the near future of new video game consoles such as the Sony Playstation 2, the Nintendo Gamecube and the Microsoft Xbox.

        We must continually anticipate and assess the emergence of, and market acceptance of, new interactive entertainment software platforms well in advance of the time the platform is introduced to consumers. Because product development cycles are difficult to predict, we must make substantial product development and other investments in a particular platform well in advance of introduction of the platform. If the platforms for which we develop new software products or modify existing products are not released on a timely basis or do not attain significant market penetration, or if we develop products for a delayed or unsuccessful platform, our business and financial results could suffer material harm.


        New interactive entertainment software platforms and technologies also may undermine demand for products based on older technologies. Our success will depend in part on our ability to adapt our products to those emerging game platforms that gain widespread consumer acceptance. Our business and financial results may suffer material harm if we fail to:


     o anticipate future technologies and platforms and the rate of market penetration of those technologies and platforms;

     o obtain licenses to develop products for those platforms on favorable terms; or

     o    create software for those new platforms on a timely basis.

        WE COMPETE WITH A NUMBER OF COMPANIES THAT HAVE SUBSTANTIALLY GREATER FINANCIAL, MARKETING AND PRODUCT DEVELOPMENT RESOURCES THAN WE DO.


        The interactive entertainment software industry is intensely competitive and new interactive entertainment software programs and platforms are regularly introduced. The greater resources of our competitors permit them to undertake more extensive marketing campaigns, adopt more aggressive pricing policies, and pay higher fees than we can to licensors of desirable motion picture, television, sports and character properties and to third party software developers.

        We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant competitors include Electronic Arts Inc., Activision, Inc., and Vivendi Universal Interactive Publishing.

        Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Competitors with more extensive customer bases, broader customer relationships and broader industry alliances may be able to use such resources to their advantage in competitive situations, including establishing relationships with many of our current and potential customers.


        In addition, integrated video game console hardware/software companies such as Sony Computer Entertainment, Nintendo, and Microsoft Corporation compete directly with us in the development of software titles for their respective platforms and they have generally discretionary approval authority over the products we develop for their platforms. Large diversified entertainment companies, such as The Walt Disney Company, many of which own substantial libraries of available content and have substantially greater financial resources, may decide to compete directly with us or to enter into exclusive relationships with our competitors. We also believe that the overall growth in the use of the Internet and online services by consumers may pose a competitive threat if customers and potential customers spend less of their available home personal computing time using interactive entertainment software and more time using the Internet and online services.


        WE MAY FACE DIFFICULTY OBTAINING ACCESS TO RETAILERS NECESSARY TO MARKET AND SELL OUR PRODUCTS EFFECTIVELY.


        Retailers typically have a limited amount of shelf space and promotional resources, and there is intense competition among consumer software producers, and in particular producers of interactive entertainment software products, for high quality retail shelf space and promotional support from retailers. To the extent that the number of consumer software products and computer platforms increases, competition for shelf space may intensify and require us to increase our marketing expenditures. Due to increased competition for limited shelf space, retailers and distributors are in an improving position to negotiate favorable terms of sale, including price discounts, price protection, marketing and display fees and product return policies. Our products constitute a relatively small percentage of any retailer's sales volume, and we cannot assure you that retailers will continue to purchase our products or to provide our products with adequate levels of shelf space and promotional support. A prolonged failure in this regard may cause material harm to our business.

        We currently sell our products through third party distribution partners and co-publishing deals. We also derive revenues from licensing of our products and through hardware companies (or OEM), selling subscriptions on our online gaming services, selling advertisements on our online web pages and selling our packaged goods through our online store. The loss of, or significant reduction in sales to, any of our principal retail customers or distributors could cause material harm to our business.


        OUR CUSTOMERS HAVE THE ABILITY TO RETURN OUR PRODUCTS OR TO RECEIVE PRICING CONCESSIONS AND SUCH RETURNS AND CONCESSIONS COULD REDUCE OUR NET REVENUES AND RESULTS OF OPERATIONS.


        We are exposed to the risk of product returns and pricing concessions with respect to our distributors and retailers. We allow distributors and retailers to return defective, shelf-worn and damaged products in accordance with negotiated terms, and also offer a 90-day limited warranty to our end users that our products will be free from manufacturing defects. In addition, we provide pricing concessions to our customers to manage our customers' inventory levels in the distribution channel. We could be forced to accept substantial product returns and provide pricing concessions to maintain our relationships with retailers and our access to distribution channels. Product return and pricing concessions that exceed our reserves have caused material harm to our results of operations in the recent past and may do so again in the future.

        SUBSTANTIAL SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS MAY REDUCE THE PRICE OF OUR STOCK AND DILUTE EXISTING STOCKHOLDERS.

        We have filed registration statements covering a total of approximately
49.5 million shares of our common stock for the benefit of the holders we describe below. Assuming the effectiveness of these registration statements, these shares would be eligible for immediate resale in the public market.


     o Universal Studios, Inc. (now owned by Vivendi) holds approximately 10.4%, of our outstanding common stock, all of which are being registered pursuant to registration statement number 333-59088, filed on April 17, 2001.

     o Titus currently holds approximately 43.3% of our outstanding common stock and, if Titus converted all of its shares of Series A Preferred Stock on November 9, 2001, would own approximately 61.1% of our common stock. All of the shares of common stock issuable to Titus upon the conversion of the preferred stock, and common stock issuable to Titus upon exercise of warrants, are being registered in our pending registration statements.

     o Pursuant to registration statement 333-59088, filed on April 17, 2001, we intend to register shares equal to approximately 38% of our currently outstanding common stock, held by a number of our investors as set forth in that registration statement.

     o Employees and directors hold options and warrants to purchase 10.8% of our common stock, most of which are eligible for immediate resale. We may issue options to purchase up to an additional 2.2% of our common stock to employees and directors, which we anticipate will be freely tradable when issued.


        Although the holders described above are subject to restrictions on the transfer of our common stock, future sales by such holders could decrease the trading price of our common stock and, therefore, the price at which you could resell your shares. A lower market price for our shares also might impair our ability to raise additional capital through the sale of our equity securities. Any future sales of our stock would also dilute existing stockholders.

        WE DEPEND UPON THIRD PARTY LICENSES OF CONTENT FOR MANY OF OUR PRODUCTS.


        Many of our current and planned products, such as our Star Trek, Advanced Dungeons and Dragons, Matrix and Caesars Palace titles, are lines based on original ideas or intellectual properties licensed from other parties. From time to time we may not be in compliance with certain terms of these license agreements, and our ability to market products based on these licenses may be negatively impacted. Moreover, disputes regarding these license agreements may also negatively impact our ability to market products based on these licenses. For instance, we are in discussion with Infogrames about our failure to make scheduled royalty payments. If these discussions are not successful, Infogrames may terminate our agreement which would significantly impact our ability to market many of our most successful products. Additionally, we may not be able to obtain new licenses, or maintain or renew existing licenses, on commercially reasonable terms, if at all. For example, Viacom Consumer Products, Inc. has granted the Star Trek license to another party upon the expiration of our rights in 2002. If we are unable to maintain current licenses or obtain new licenses for the underlying content that we believe offers the greatest consumer appeal, we would either have to seek alternative, potentially less appealing licenses, or release products without the desired underlying content, either of which could limit our commercial success and cause material harm to our business.

        WE MAY FAIL TO MAINTAIN EXISTING LICENSES, OR OBTAIN NEW LICENSES FROM HARDWARE COMPANIES ON ACCEPTABLE TERMS OR TO OBTAIN RENEWALS OF EXISTING OR FUTURE LICENSES FROM LICENSORS.


        We are required to obtain a license to develop and distribute software for each of the video game console platforms for which we develop products, including a separate license for each of North America, Japan and Europe. We have obtained licenses to develop software for the Sony PlayStation and PlayStation 2, as well as video game platforms from Nintendo and Microsoft. In addition, each of these companies has the right to approve the technical functionality and content of our products for their platforms prior to distribution. Due to the competitive nature of the approval process, we must make significant product development expenditures on a particular product prior to the time we seek these approvals. Our inability to obtain these approvals could cause material harm to our business.

        OUR SALES VOLUME AND THE SUCCESS OF OUR PRODUCTS DEPENDS IN PART UPON THE NUMBER OF PRODUCT TITLES DISTRIBUTED BY HARDWARE COMPANIES FOR USE WITH THEIR VIDEO GAME PLATFORMS.


        Even after we have obtained licenses to develop and distribute software, we depend upon hardware companies such as Sony Computer Entertainment, Nintendo and Microsoft, or their designated licensees, to manufacture the CD-ROM or DVD-ROM media discs that contain our software. These discs are then run on the companies' video game consoles. This process subjects us to the following risks:


     o we are required to submit and pay for minimum numbers of discs we want produced containing our software, regardless of whether these discs are sold, shifting onto us the financial risk associated with poor sales of the software developed by us; and

     o reorders of discs are expensive, reducing the gross margin we receive from software releases that have stronger sales than initially anticipated and that require the production of additional discs.


        As a result, video game console hardware licensors can shift onto us the risk that if actual retailer and consumer demand for our interactive entertainment software differs from our forecasts, we must either the bear the loss from overproduction or the lesser per-unit revenues associated with producing additional discs. Either situation could lead to material reductions in our net revenues.

        If we fail to maintain any of our current licenses for console hardware, we will be unable to publish products for that console. Moreover, if we fail to maintain our license for the Microsoft Xbox, Microsoft could require us to repay an advance from them. Our agreements with Microsoft ancillary to our Xbox license require, among other things, that we continue development of our Matrix product, and that we maintain our credit agreement with LaSalle. Microsoft may consider the potential for termination of our Matrix license and our current non-compliances with the LaSalle credit agreement to be of sufficient materiality to require repayment of the advance. (See "A change of control may cause the termination of some of our material contracts with our licensors and distributors" and "Our failure to comply with the covenants in our existing credit agreement could result in the termination of the agreement and a substantial reduction in the cash available to finance our operations.") Our failure to maintain any console hardware license, or any requirement by Microsoft that we repay the advance to them, could cause material harm to our business.


        WE HAVE A LIMITED NUMBER OF KEY PERSONNEL. THE LOSS OF ANY SINGLE KEY PERSON OR THE FAILURE TO HIRE AND INTEGRATE CAPABLE NEW KEY PERSONNEL COULD HARM OUR BUSINESS.


        Our interactive entertainment software requires extensive time and creative effort to produce and market. The production of this software is closely tied to the continued service of our key product design, development, sales, marketing and management personnel. Our future success also will depend upon our ability to attract, motivate and retain qualified employees and contractors, particularly software design and development personnel. Competition for highly skilled employees is intense, and we may fail to attract and retain such personnel. Alternatively, we may incur increased costs in order to attract and retain skilled employees. Our failure to retain the services of key personnel, including competent executive management, or to attract and retain additional qualified employees could cause material harm to our business.


        OUR INTERNATIONAL SALES EXPOSE US TO RISKS OF UNSTABLE FOREIGN ECONOMIES, DIFFICULTIES IN COLLECTION OF REVENUES, INCREASED COSTS OF ADMINISTERING INTERNATIONAL BUSINESS TRANSACTIONS AND FLUCTUATIONS IN EXCHANGE RATES.


        Our net revenues from international sales accounted for approximately 20 percent of our total net revenues for the nine months ended September 30, 2001 and approximately 28 percent for the nine months ended September 30, 2000. Most of these revenues come from our distribution relationship with Virgin, pursuant to which Virgin became the exclusive distributor for most of our products in Europe, the Commonwealth of Independent States, Africa and the Middle East. To the extent our resources allow, we intend to continue to expand our indirect sales, marketing and product localization activities worldwide.


        Our international sales and operations are subject to a number of inherent risks, including the following:

     o    recessions in foreign economies may reduce purchases of our products;

     o translating and localizing products for international markets is time-consuming and expensive;

     o accounts receivable are more difficult to collect and when they are collectible, they may take longer to collect;

     o    regulatory requirements may change unexpectedly;

     o    it is difficult and costly to staff and manage foreign operations;

     o    fluctuations in foreign currency exchange rates;

     o    political and economic instability;


     o our dependence on Virgin as our exclusive distributor in Europe, the Commonwealth of Independent States, Africa and the Middle East; and

     o    delays in market penetration of new platforms in foreign territories.

        These factors may cause material declines in our future international net revenues and, consequently, could cause material harm to our business.

        A significant, continuing risk we face from our international sales and operations stems from exchange rate fluctuations. Because we do not engage in currency hedging activities, fluctuations in currency exchange rates have caused significant reductions in our net revenues from international sales and licensing due to the loss in value upon conversion into U.S. Dollars. We may suffer similar losses in the future.

        INADEQUATE INTELLECTUAL PROPERTY PROTECTIONS COULD PREVENT US FROM ENFORCING OR DEFENDING OUR PROPRIETARY TECHNOLOGY.


        We regard our software as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. We own or license various copyrights and trademarks, and hold the rights to one patent application related to one of our titles. While we provide "shrinkwrap" license agreements or limitations on use with our software, it is uncertain to what extent these agreements and limitations are enforceable. We are aware that some unauthorized copying occurs within the computer software industry, and if a significantly greater amount of unauthorized copying of our interactive entertainment software products were to occur, it could cause material harm to our business and financial results.

        Policing unauthorized use of our products is difficult, and software piracy can be a persistent problem, especially in some international markets. Further, the laws of some countries where our products are or may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are weakly enforced. Legal protection of our rights may be ineffective in such countries, and as we leverage our software products using emerging technologies such as the Internet and online services, our ability to protect our intellectual property rights and to avoid infringing others' intellectual property rights may diminish. We cannot assure you that existing intellectual property laws will provide adequate protection for our products in connection with these emerging technologies.

        WE MAY UNINTENTIONALLY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD EXPOSE US TO SUBSTANTIAL DAMAGES OR RESTRICT OUR OPERATIONS.


        As the number of interactive entertainment software products increases and the features and content of these products continue to overlap, software developers increasingly may become subject to infringement claims. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Intellectual property litigation or claims could force us to do one or more of the following:

     o cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

     o obtain a license from the holder of the infringed intellectual property, which license, if available at all, may not be available on commercially favorable terms; or

     o redesign our interactive entertainment software products, possibly in a manner that reduces their commercial appeal.

        Any of these actions may cause material harm to our business and financial results.

        OUR SOFTWARE MAY BE SUBJECT TO GOVERNMENTAL RESTRICTIONS OR RATING SYSTEMS.

        Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content of interactive entertainment software. We believe that mandatory government-run rating systems eventually will be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products to comply with new regulations, which could delay the release of our products in those countries.


        Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have in the past declined to stock some of our products because they believed that the content of the packaging artwork or the products would be offensive to the retailer's customer base. While to date these actions have not caused material harm to our business, we cannot assure you that similar actions by our distributors or retailers in the future would not cause material harm to our business.


        OUR DIRECTORS AND OFFICERS CONTROL A LARGE PERCENTAGE OF OUR VOTING STOCK AND MAY USE THIS CONTROL TO COMPEL CORPORATE ACTIONS THAT ARE NOT IN THE BEST INTERESTS OF OUR STOCKHOLDERS AS A WHOLE.


        Including Titus, our directors and executive officers beneficially own approximately 58 percent of our aggregate common stock. In the event Titus converts all of its shares of Series A Preferred Stock into common stock, the additional shares could increase Titus' ownership to approximately 66 percent. These stockholders can control substantially all matters requiring stockholder approval, including the election of directors, subject to our stockholders' cumulative voting rights, and the approval of mergers or other business combination transactions. This concentration of voting power could discourage or prevent a change in control that otherwise could result in a premium in the price of our common stock.


        WE MAY FAIL TO IMPLEMENT INTERNET-BASED PRODUCT OFFERINGS SUCCESSFULLY.

        We seek to establish an online presence by creating and supporting sites on the Internet and by offering our products through these sites. Our ability to establish an online presence and to offer online products successfully depends on:


     o    increases in the Internet's data transmission capability;


     o growth in an online market sizeable enough to make commercial transactions profitable.

        Because global commerce and the exchange of information on the Internet and other open networks are relatively new and evolving, a viable commercial marketplace on the Internet may not emerge and complementary products for providing and carrying Internet traffic and commerce may not be developed. Even with the proper infrastructure, we may fail to develop a profitable online presence or to generate any significant revenue from online product offerings in the near future, or at all.

        If the Internet does not become a viable commercial marketplace, or if this development occurs but is insufficient to meet our needs or if such development is delayed beyond the point where we plan to have established an online service, our business and financial condition could suffer material harm.

        SOME PROVISIONS OF OUR CHARTER DOCUMENTS MAY MAKE TAKEOVER ATTEMPTS DIFFICULT, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND INHIBIT OUR ABILITY TO RECEIVE A PREMIUM PRICE FOR YOUR SHARES.

        Our Board of Directors has the authority, without any action by the stockholders, to issue up to 4,616,646 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our certificate of incorporation and bylaws contain provisions that:

     o eliminate the ability of stockholders to act by written consent and to call a special meeting of stockholders; and

     o require stockholders to give advance notice if they wish to nominate directors or submit proposals for stockholder approval.

        These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.



        OUR STOCK PRICE IS VOLATILE.


        The trading price of our common stock has previously fluctuated and could continue to fluctuate in response to factors that are largely beyond our control, and which may not be directly related to the actual operating performance of our business, including:


     o general conditions in the computer, software, entertainment, media or electronics industries;

     o    changes in earnings estimates or buy/sell recommendations by analysts;

     o investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers; and

     o price and trading volume volatility of the broader public markets, particularly the high technology sections of the market.

        WE DO NOT PAY DIVIDENDS ON OUR COMMON STOCK.

        We have not paid any cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

        INCREASES IN INTEREST RATES WILL INCREASE THE COST OF OUR DEBT.


        Our working capital line of credit bears interest at either the bank's prime rate or LIBOR, at our option, both of which are variable rates. As such, if interest rates increase, we will have to use more cash to service our debt, which could impede our ability to meet other expenses as they become due and could cause material harm to our business and financial condition.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-3 with the SEC with respect to the Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C. We refer you to the registration statement and the exhibits and schedules thereto for further information with respect to us and our Common Stock. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance with those requirements, will continue to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website referred to above.

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information.

        The documents we incorporate by reference are:


     1.   Our Annual Report on Form 10-K for the year ended December 31, 2000;

     2. Amendment No. 1 to our Annual Report on Form 10-K as filed on April 30, 2001;

     3. Amendment No. 2 to our Annual Report on Form 10-K as filed on August 31, 2001;

     4. Amendment No. 3 to our Annual Report on Form 10-K as filed on November 29, 2001;

     5.   Our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2001;

     6.   Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

     7. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

     8. The description of our capital stock contained in our Registration Statement on Form 8-A; and

     9. All other reports filed by us pursuant to Section 13(a) or 15(d) of the SEC Exchange Act since December 31, 2000.

        You may request a copy of these filings, at no cost, by writing or calling us at Interplay Entertainment Corp., 16815 Von Karman Avenue, Irvine, California 92606, telephone number (949) 553-6655, Attention: Scott Luirette.


        You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

                                 USE OF PROCEEDS

        The proceeds from the sale of each selling stockholder's Common Stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

                              SELLING STOCKHOLDERS


        Pursuant to a Common Stock Subscription Agreement dated March 29, 2001 entered into by and among us and certain investors, we sold and issued an aggregate of 8,126,770 shares of our Common Stock to such investors for a total purchase price of $12.7 million. In connection with this transaction, we issued to each investor a warrant to purchase one share of our Common Stock for each share that the investor initially purchased, at an exercise price of $1.75 per share, with a five year term. Fifty percent (50%) of each warrant was exercisable immediately, and the remaining fifty percent (50%) of each warrant became exercisable on June 28, 2001 because the closing price per share of our Common Stock as reported on the Nasdaq National Market did not exceed $2.75 for twenty (20) consecutive trading days during the ninety (90) day period following the issuance of the warrant. Pursuant to the Subscription Agreement, we agreed to file the registration statement of which this prospectus is a part with the SEC to register for resale the shares of our Common Stock we issued to those stockholders and the shares issuable upon exercise of the warrants, and to keep the registration statement effective until all of the registered shares are sold.

        We engaged Roth Capital Partners, Inc. to assist in the sale of our Common Stock issued to investors pursuant to the Subscription Agreement. Pursuant to an agreement between Roth and us, we issued Roth a Warrant to purchase up to a maximum of 500,000 shares of our Common Stock at an exercise price of $1.5625 per share. For its services, Roth also received a cash commission in the amount of $0.9 million.

        The Subscription Agreements provide that if we do not register for resale the shares of our Common Stock we issued to the stockholders and the shares issuable upon exercise of the warrants by May 31, 2001, we must pay the stockholders on demand approximately $250,000 for each month after May 31, 2001 that we do not register the shares. As of September 30, 2001, we have accrued an obligation to pay these stockholders an aggregate amount of approximately $1.0 million in cash.

        Other than the transactions described above, we had no material relationship with any selling stockholder during the three years preceding the date of this prospectus.


        The following table sets forth: (1) the name of each of the stockholders for whom we are registering shares under this registration statement; (2) the number of shares of our Common Stock beneficially owned by each such stockholder prior to this offering (including all shares of Common Stock issuable upon the exercise of the Warrants or the Roth Warrant as described above, whether or not exercisable within 60 days of the date hereof); (3) the number of shares of our Common Stock offered by such stockholder pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our Common Stock to be beneficially owned by each such stockholder after this offering, assuming that all of the shares of our Common Stock beneficially owned by each such stockholder are sold and that such stockholders acquire no additional shares of our Common Stock prior to the completion of this offering. Such data is based upon information provided by each Selling Stockholder.

                                                    COMMON STOCK
                                                        BEING                      PERCENTAGE OF
                                     COMMON STOCK      OFFERED      COMMON STOCK    COMMON STOCK
                                     OWNED PRIOR     PURSUANT TO     OWNED UPON      OWNED UPON
                                        TO THE          THIS       COMPLETION OF   COMPLETION OF
               NAME                    OFFERING      PROSPECTUS    THIS OFFERING   THIS OFFERING
----------------------------------  --------------  -------------  -------------   -------------
SS Technology Fund (1)                1,096,400           600,000        496,400          *
SS Private Equity Fund (2)            1,600,000         1,600,000              0          *
SS Fund III (3)                       3,819,500         3,450,000        369,500          *
SS Cayman Fund (4)                    1,270,290         1,150,000        120,290          *
Fidelity Advisor Series I (5)         2,702,530         2,701,540            990          *
Endeavor Asset Management, L.P.(6)      512,000           512,000              0          *
Stevan Allen Birnbaum                   128,000           128,000              0          *
Oxcal Venture Fund (7)                  128,000           128,000              0          *
Edward Kitchen                           64,000            64,000              0          *
Managed Risk Trading, L.P. (8)          300,000           300,000              0          *
Ram Capital Resources, LLC (9)           36,000            36,000              0          *
Redwood Partners, LLC (10)              240,000           240,000              0          *
Pat Allen                               128,000           128,000              0          *
RLR Partners, L.P. (11)                 200,000           200,000              0          *
Watson Small-Cap Partners, I,           311,808           311,808              0          *
L.P. (12)
Watson Small-Cap Partners II,           100,576           100,576              0          *
L.P. (13)
Watson Small-Cap Fund, Ltd. (14)      1,827,616         1,827,616              0          *
Watson Investment Partners, L.P.        124,576           124,576              0          *
(15)
Watson Investment Partners II,           18,016            18,016              0          *
L.P. (16)
Watson Offshore Fund, Ltd. (17)         177,408           177,408              0          *
Lagunitas Partners LP (18)              700,000           700,000              0          *
Gruber & McBaine International          240,000           240,000              0          *
(19)
Jon D. Gruber                           200,000           200,000              0          *
J Patterson McBaine                      60,000            60,000              0          *
Johnson Capital Group, Inc. (20)        128,000           128,000              0          *
Peter Hitch                             128,000           128,000              0          *
Spinner Global Technology Fund,       1,000,000         1,000,000              0          *
Ltd. (21)
Roth Capital Partners, Inc. (22)        500,000           500,000              0          *

* less than 1%

        (1) Marcs Greenhouse and David Greenhouse exercise shared voting and investment authority over 1,096,400 shares held of record by SS Technology Fund. Each disclaims beneficial


                                    Page 21

ownership of such shares. SS Technology Fund's address is 153 East 53rd Street, 55th Floor, New York, New York 10022.

        (2) Marcs Greenhouse and David Greenhouse exercise shared voting and investment authority over 1,600,000 shares held of record by SS Private Equity Fund. Each disclaims beneficial ownership of such shares. SS Private Equity Fund's address is 153 East 53rd Street, 55th Floor, New York, New York 10022.

        (3) Marcs Greenhouse and David Greenhouse exercise shared voting and investment authority over 3,819,500 shares held of record by SS Fund III. Each disclaims beneficial ownership of such shares. SS Fund III's address is 153 East 53rd Street, 55th Floor, New York, New York 10022.

        (4) Marcs Greenhouse and David Greenhouse exercise shared voting and investment authority over 1,270,290 shares held of record by SS Cayman Fund. Each disclaims beneficial ownership of such shares. SS Cayman Fund's address is 153 East 53rd Street, 55th Floor, New York, New York 10022.

        (5) Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp., and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner 2,702,530 shares held of record by Fidelity Advisor Series I: Fidelity Advisor Value Strategies Fund (the "Fund") as a result of acting as investment adviser to the Fund. Edward C. Johnson 3d, Chairman of FMR Corp., and FMR Corp., each through its control of Fidelity, has sole power to dispose of the shares owned directly by the Fund. Neither FMR Corp nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund's Board of Trustees (the "Board"). Fidelity carries out the voting of the shares held by the Fund under written guidelines established by the Board. Fidelity Advisor Series I's address is 3 Hanover Street, Ground Floor, New York, New York 10005.

        (6) Patrick Tully, Mark Fain, and Chad Comiteau exercise shared voting and investment authority over 512,000 shares held of record by Endeavor Asset Management, L.P. Each disclaims beneficial ownership of such shares. Endeavor Asset Management, L.P.'s address is 17 Battery Place, Suite 709, New York, New York 10004.

        (7) Stevan Allen Birnbaum and Glover Wickersham exercise shared voting and investment authority over 128,000 shares held of record by Oxcal Venture Fund. Each disclaims beneficial ownership of such shares. Oxcal Venture Fund's address is 17308 Avenida De La Herradura, Pacific Palisades, California 90272.

        (8) Andrew Burton exercises sole voting and investment authority over 300,000 shares held of record by Managed Risk Trading, L.P. He disclaims beneficial ownership of such shares. Managed Risk Trading, L.P. is a registered broker-dealer and may engage in short sales of the Company's stock. Managed Risk Trading, L.P.'s address is 120 Broadway, Suite 1050 New York, New York 10271.

        (9) Michael Fein exercises sole voting and investment authority over 36,000 shares held of record by Ram Capital Resources, LLC. He disclaims beneficial ownership of such shares. Ram Capital Resources, LLC may engage in short sales of the Company's Stock. Ram Capital Resources, LLC's address is 45 Rockefellar Plaza, Suite 2038, New York, New York 10111.


                                    Page 22

        (10) Michael Schwartz exercises sole voting and investment authority over 240,000 shares held of record by Redwood Partners, LLC. He disclaims beneficial ownership of such shares. Redwood Partners, LLC is a registered broker-dealer and may engage in short sales of the Company's stock. Redwood Partners, LLC's address is 111 Broadway, 2nd Floor, New York, New York 10006.

        (11) Ronald Rotter exercises sole voting and investment authority over 200,000 shares held of record by RLR Partners, L.P. He disclaims beneficial ownership of such shares. RLR Partners, L.P.'s address is 120 Broadway, Suite 1050 New York, New York 10271.

        (12) Stephen Watson exercises sole voting and investment authority over 311,808 shares held of record by Watson Small-Cap Partners I, L.P. He disclaims beneficial ownership of such shares. Watson Small-Cap Partners I, L.P.'s address is 237 Park Avenue, Suite 801, New York, New York 10017.

        (13) Stephen Watson exercises sole voting and investment authority over 100,576 shares held of record by Watson Small-Cap Partners II, L.P. He disclaims beneficial ownership of such shares. Watson Small-Cap Partners II, L.P.'s address is 237 Park Avenue, Suite 801, New York, New York 10017.

        (14) Stephen Watson exercises sole voting and investment authority over 1,827,616 shares held of record by Watson Small-Cap Fund, Ltd. He disclaims beneficial ownership of such shares. Watson Small-Cap Fund, Ltd.'s address is 237 Park Avenue, Suite 801, New York, New York 10017.

        (15) Stephen Watson exercises sole voting and investment authority over 124,576 shares held of record by Watson Investment Partners, L.P. He disclaims beneficial ownership of such shares. Watson Investment Partners, L.P.'s address is 237 Park Avenue, Suite 801, New York, New York 10017.

        (16) Stephen Watson exercises sole voting and investment authority over 18,016 shares held of record by Watson Investment Partners II, L.P. He disclaims beneficial ownership of such shares. Watson Investment Partners II, L.P.'s address is 237 Park Avenue, Suite 801, New York, New York 10017.

        (17) Stephen Watson exercises sole voting and investment authority over 177,408 shares held of record by Watson Offshore Fund, Ltd. He disclaims beneficial ownership of such shares. Watson Offshore Fund, Ltd.'s address is 237 Park Avenue, Suite 801, New York, New York 10017.

        (18) Jon D. Gruber, J. Patterson McBaine, Thomas O. Lloyd-Butler and Eric B. Swergold exercise shared voting and investment authority over 700,000 shares held of record by Lagunitas Partners, L.P. Each disclaims beneficial ownership of such shares. Lagunitas Partners, L.P.'s address is 50 Osgood Place, San Francisco, California 94133.

        (19) Jon D. Gruber, J. Patterson McBaine, Thomas O. Lloyd-Butler and Eric B. Swergold exercise shared voting and investment authority over 240,000 shares held of record by Gruber & McBaine International. Each disclaims beneficial ownership of such shares. Gruber & McBaine International's address is 50 Osgood Place, San Francisco, California 94133.


                                    Page 23

        (20) Guy K. Johnson exercises sole voting and investment authority over 128,000 shares held of record by Johnson Capital Group, Inc. Each disclaims beneficial ownership of such shares. Johnson Capital Group's address is 18500 Von Karman Avenue, Suite 500, Irvine, California 92612.

        (21) Arthur C. Spinner exercises sole voting and investment authority over 1,000,000 shares held of record by Spinner Global Technology Fund, Ltd. He disclaims beneficial ownership of such shares. Spinner Global Technology Fund, Ltd.'s address is 450 Park Avenue, Suite 2102, New York, New York 10022.

        (22) Gordon Roth exercises sole voting and investment authority over 500,000 shares held of record by Roth Capital Partners, Inc. He disclaims beneficial ownership of such shares. Roth Capital Partners, Inc.'s address is 24 Corporate Plaza Drive, Newport Beach, California 92660.

                              PLAN OF DISTRIBUTION


        The shares of our Common Stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the Common Stock offered by this prospectus may be offered for sale from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may also offer to sell and sell the Common Stock offered by this prospectus in options transactions. The selling stockholders may pay usual and customary or specifically negotiated brokerage fees or commissions.


        The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        We will not receive any part of the proceeds from the sale of Common Stock. The selling stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such intermediary may be deemed to be underwriting commissions under the Securities Act. We will pay all expenses of the registration of securities covered by this prospectus. The selling stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.

                                  LEGAL MATTERS


        The validity of the shares of Common Stock offered hereby will be passed on by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Los Angeles, California.


                                     EXPERTS

        The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 15 to the financial statements.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following sets forth the costs and expenses, all of which shall be borne by the Registrant, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:


        Securities and Exchange Commission Fee...........            $5,584
        Accounting Fees and Expenses*....................            $5,000
        Legal Fees and Expenses*.........................           $10,000
        Printing Costs*..................................            $2,000
        Miscellaneous Expenses*..........................            $2,000
                                                                     ------
                Total....................................           $24,584
                                                                    =======
        ---------------
        * Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        (a) As permitted by the Delaware law, the Registrant's amended and restated certificate of incorporation eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by Delaware law. The Registrant also carries directors and officers liability insurance.

        (b) The Registrant's amended and restated certificate of incorporation provides that the Registrant will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was its director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the maximum extent authorized by Delaware law. The Registrant's bylaws provide for a similar indemnity to its directors and officers to the fullest extent authorized by Delaware law.

        (c) The Registrant has entered into indemnification agreements with each of its directors and officers providing for the indemnification of its directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 16. EXHIBITS.

     4.1 Common Stock Subscription Agreement dated March 29, 2001 between the Company and the investors thereto.*

     4.2 Form of Warrant to Purchase Common Stock issued pursuant to the Common Stock Subscription Agreement.*

     4.3 Form of Warrant to Purchase Common Stock issued to Roth Capital Partners, Inc.*


     5.1  Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

     23.1 Consent of Arthur Andersen LLP, independent public accountants.

     23.2 Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in
          Exhibit 5.1).

     24.1 Power of Attorney (included on signature page).


        * Previously Filed.


                                    Page i

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

        (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                    Page ii

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it has met all of the requirements for filing on Form S-3 and has caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 29th day of November, 2001.

                                            INTERPLAY ENTERTAINMENT CORP.

                                            By:  /S/ HERVE CAEN
                                               -----------------------------
                                                   Herve Caen, President

                                POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Herve Caen and Nathan Peck, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement and a new Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.


            SIGNATURE                               TITLE                          DATE
-----------------------------       ------------------------------------     -----------------
/S/ HERVE CAEN
-----------------------------       President and Director                   November 29, 2001
Herve Caen                          (Principal Executive Officer)

/S/ JEFFREY GONZALEZ
-----------------------------       Chief Financial Officer                  November 29, 2001
Jeffrey Gonzalez                    (Principal Financial Officer and
                                    Principal Accounting Officer)

/S/ ERIC CAEN
-----------------------------       Director                                 November 29, 2001
Eric Caen

/S/ NATHAN PECK
-----------------------------       Director                                 November 29, 2001
Nathan Peck

/S/ MICHEL HENRI VULPILLAT
-----------------------------       Director                                 November 29, 2001
Michel Henri Vulpillat

/S/ MICHEL WELTER
-----------------------------       Director                                 November 29, 2001
Michel Welter


-----------------------------       Director                                 November 29, 2001
Brian Fargo

/S/ MAREN STENSETH
-----------------------------       Director                                 November 29, 2001
Maren Stenseth

                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION

4.1       Common Stock Subscription Agreement dated March 29,
          2001 between the Company and the investors thereto. *

4.2 Form of Warrant to Purchase Common Stock issued pursuant to the Common Stock Subscription Agreement.*

4.3       Form of Warrant to Purchase Common Stock issued to
          Roth Capital, Partners, Inc.*


5.1       Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

23.1 Consent of Arthur Andersen LLP, independent public accountants.

23.2      Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          (included in Exhibit 5.1).

24.1      Power of Attorney (included on signature page).


*  Previously Filed.


                                    Page i